                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of July 2004

                            DEUTSCHE BANK CORPORATION
                 (Translation of Registrant's Name Into English)

                        DEUTSCHE BANK AKTIENGESELLSCHAFT
                                 TAUNUSANLAGE 12
                             60325 FRANKFURT AM MAIN
                                     GERMANY

                    (Address of Principal Executive Offices)

            Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F  [X] Form 40-F [ ]

            Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

      This Report on Form 6-K contains portions of Deutsche Bank AG's Interim Report as of June 30, 2004. This Report on Form 6-K is not intended to be incorporated by reference into Registration Statements on Form S-8 filed by Deutsche Bank AG under the Securities Act of 1933.

FORWARD-LOOKING STATEMENTS CONTAIN RISKS

      This report contains forward-looking statements. Forward-looking statements are statements that are not historical facts; they include statements about our beliefs and expectations. Any statement in this report that states our intentions, beliefs, expectations or predictions (and the assumptions underlying them) is a forward-looking statement. These statements are based on plans, estimates and projections as they are currently available to the management of Deutsche Bank. Forward-looking statements therefore speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

      By their very nature, forward-looking statements involve risks and uncertainties. A number of important factors could therefore cause actual results to differ materially from those contained in any forward-looking statement. Such factors include the conditions in the financial markets in Germany, in Europe, in the United States and elsewhere from which we derive a substantial portion of our trading revenues, potential defaults of borrowers or trading counterparties, the implementation of our management agenda, the reliability of our risk management policies, procedures and methods, and other risks referenced in our filings with the U.S. Securities and Exchange Commission. Such factors are described in detail in our SEC Form 20-F of March 25, 2004 on pages 9 through 14 under the heading "Risk Factors." Copies of this document are readily available upon request or can be downloaded from www.deutsche-bank.com/ir.

DISCUSSION OF RESULTS

Deutsche Bank reported net income before reversal of 1999/2000 credits for tax rate changes for the second quarter 2004 of E 749 million, up 27% from E 588 million in the second quarter 2003. For the first six months of 2004, net income before reversal of 1999/2000 credits for tax rate changes was E
1.7 billion, up 330% from E 399 million in the first half 2003.

Net income in the second quarter 2004 was E 656 million, up 15% from the second quarter 2003, and diluted earnings per share were E 1.16, up 25% from 93 cents in the second quarter 2003. Net income in the first half 2004 was E 1.6 billion, an increase of 353% compared to the first six months 2003, and diluted earnings per share were E 2.83, up 396% from 57 cents in the first six months of 2003.

BUSINESS HIGHLIGHTS

Reported net revenues were E 5.4 billion, a decline of 9% compared to the second quarter 2003. Almost half of this decline was attributable to three specific factors: the effect of currency movements; the impact of business deconsolidations; and the significant benefit in 2003 (reported in Consolidation and Adjustments) of the asymmetrical accounting treatment of positions in the bank's own stock. The remaining decline was driven principally by convertible bonds trading where market conditions were very challenging. Nevertheless, taken together, Deutsche Bank's other customer-driven businesses performed well in the second quarter 2004.

Noninterest expenses were E 4.1 billion, a decline of 9% compared to the second quarter 2003. This is the lowest level since Deutsche Bank's conversion to U.S. GAAP in 2001 and demonstrates the impact of the `transformation' strategy. Compensation expenses were E 312 million lower than in the second quarter 2003, reflecting a decline in accruals for performance-based compensation, lower severance payments and reductions in headcount.

Provision for credit losses, which includes provisions for both loan losses and off-balance sheet exposures (the latter reported in other noninterest expenses), was E 83 million, a decline of 75% compared to the second quarter 2003.
This represents the seventh consecutive quarter of declining provision for credit losses, and reflects Deutsche Bank's commitment to disciplined credit risk management. In a more favorable credit environment, Deutsche Bank improved asset quality. Problem loans were E 5.9 billion, a decline of 30% from June
30, 2003, and of 12% from December 31, 2003.

Income before income taxes for the second quarter was E 1.2 billion, up 6% from the second quarter 2003, and more than doubled to E 2.7 billion for the first half of 2004 compared to the first half of 2003.

Capital management remains disciplined and focused. During the quarter, the bank continued its share buyback program, and announced the cancellation of 38 million shares. The bank also announced that buybacks will continue, and increased its dividend by 15% to E 1.50 per share. Despite the momentum of returning capital to shareholders, the core capital ratio of 9.4% remained comfortably above the top of the target range of 8% to 9%.

Pre-tax return on average active equity increased to 18% for the quarter, up from 15% in the second quarter 2003. For the first half of 2004 the return increased to 21% from 9% in the first half of 2003.

The sale of DB Payments, part of the bank's payment processing operations, was recognized in the second quarter of 2004 and the bank simultaneously entered into an agreement with the purchaser to provide the bank with payment processing services. A loss of E 49 million was recognized on the sale, half of which was charged to each of the Global Transaction Banking and Private & Business Clients divisions.

BUSINESS SEGMENT REVIEW

CORPORATE AND INVESTMENT BANK GROUP DIVISION

The Corporate and Investment Bank's (CIB) second quarter 2004 underlying pre-tax profit was E 762 million, down from E 854 million in the second quarter 2003. Underlying revenues were 12% lower than the second quarter of 2003. For the first half of 2004 underlying pre-tax profit in CIB was E 1.9 billion, an increase of 6% compared to the first half of 2003. Underlying revenues were marginally down, at E 7.2 billion, for the half year compared to E 7.4 billion for the first half of 2003, mainly due to a decline in sales and trading (equity) revenues. Adjusted for the impact of foreign currency movements and business deconsolidations (which would reduce first half 2003 underlying revenues by E 336 million), underlying revenues would have increased by 3%. Reported revenues in the first half of 2003 included a gain of E 508 million from the sale of most of the bank's global securities services business, which is excluded from underlying revenues.

Sales and Trading (Equity) generated underlying revenues of E 535 million in the second quarter 2004 compared to E 910 million in the second quarter
2003. The decline was mainly attributable to continuing difficulties experienced by the bank's convertibles business in a market where volatilities remained at historically very low levels against a backdrop of rising interest rates. These factors also negatively impacted the performance of DB Advisors, the bank's in-house structured trading business. The bank's prime services and derivatives businesses registered substantial growth in the second quarter compared to the same period last year while the revenues of the bank's cash, program trading and index arbitrage businesses remained comparable with the same quarter last year. For the first half of 2004 underlying revenues were E 1.3 billion compared to E 1.5 billion in the first half 2003 with the bank's cash, derivatives and prime services businesses all posting improved revenues compared to the first half of last year.

In Sales and Trading (Debt and other products) second quarter 2004 underlying revenues were 7% below the second quarter 2003 with a continuing downturn in volumes in the traditional flow businesses, but with sustained revenues and increased volumes in the higher value structuring businesses. Underlying revenues for the first half of 2004 were E 3.5 billion, approximately the same as for the first half of 2003. Given the increasingly difficult market conditions this performance reflects the continued strength of the bank's franchise in debt and other products. Deutsche Bank was furthermore elected World's Best Risk Management House and World's Best Foreign Exchange House by Euromoney magazine.

In Origination and Advisory, second quarter 2004 underlying revenues were E
470 million, the best level in the past six quarters. Announced M&A volumes fell during the second quarter 2004, but we reported increased advisory fees compared to the first quarter of 2004, improving the bank's positions in European and U.S. league tables, and consolidating the bank's leading position in Germany. For the first half of 2004 underlying revenues were E 925 million, up 10% from E 843 million in the first half of 2003 and reflecting an improved performance from the bank's equity capital markets business, which maintained its market position in Europe while improving in Asia. The bank has reinforced its leading position in European high-yield debt issuance and risen to first place in the European leveraged loan market.

Second quarter underlying revenues from Loan Products were down 16% to E
259 million compared to the second quarter 2003, due mainly to lower loan levels and also to a special charge in an equity method investment in the leasing portfolio, offset partly by lower charges related to the bank's loan hedging activity. As a result, for the first half of 2004 underlying revenues of E
642 million were down 7% from the first half 2003.

In the second quarter 2004 underlying revenues from Transaction Services were E 460 million, a decrease of 3% from the second quarter 2003. This decline reflects lower revenues as a consequence of the sale of most of the bank's global securities services business in 2003. Underlying revenues for the first half of 2004 were E 954 million, a decline of 5% from the first half of 2003, also because of the aforementioned sale of most of the bank's global securities services business. Global Transaction Banking's (GTB) reported revenues for the second quarter of 2004 reflected a charge of E 25 million, which represents GTB's share of the loss on the sale of DB Payments.

CIB's provision for credit losses for the second quarter of 2004 was E 7 million, significantly down from E 249 million in the second quarter 2003, reflecting the overall improved macroeconomic conditions. Despite the still-challenging credit environment in the bank's home market, provisions came down as a result of the enhanced credit discipline that the bank has introduced in recent years. For the first half of 2004, provision for credit losses totaled E 79 million compared to E 481 million in the first half of 2003.

For the second quarter of 2004 CIB's operating cost base was E 2.5 billion, down 4% compared to the second quarter 2003. This decrease was driven principally by a reduction in performance-based compensation consistent with the decrease in business results quarter-on-quarter. For the first half of 2004, the operating cost base rose by 3% to E 5.3 billion compared to the same period of 2003, again largely reflecting the impact of performance-based compensation in line with CIB's improved overall results for the first half of 2004.

PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

Private Clients and Asset Management (PCAM) reported underlying pre-tax profit of E 380 million in the second quarter of 2004, an increase of 40% from the second quarter 2003. Underlying revenues of E 2.0 billion remained stable in a more difficult market environment, while the operating cost base decreased by E 110 million, or 7%, to E 1.5 billion compared to the second quarter 2003. For the first half of 2004 underlying pre-tax profit was E
790 million, an increase of 58% from the first half 2003. Provision for credit losses for the second quarter of 2004 was E 66 million, which was largely in line with the second quarter of 2003.

Private & Business Clients (PBC) generated an underlying pre-tax profit of E 244 million in the second quarter of 2004. Reported pre-tax income was lower by E 25 million, which represented PBC's share of the aforementioned loss from the sale of DB Payments. These results demonstrate that PBC is on track to deliver on its demanding full-year target of underlying pre-tax profit of E 1 billion. In the second quarter of 2004 underlying revenues of E
1.1 billion were in line with the second quarter 2003, which included a E
55 million gain on the sale of securities available for sale. In 2004 the benefit of this gain was replaced by higher revenues from loan and deposit products due to improved margins, and to growth in loan volumes. The operating cost base of E 796 million was down E 89 million, or 10%, compared to the second quarter 2003, with most of the reduction attributable to lower severance payments. The underlying cost/income ratio improved to 72%, down 7 percentage points from the second quarter 2003. For the first half of 2004 underlying pre-tax profit was E 499 million compared to E 291 million for the first half of 2003.

Asset and Wealth Management (AWM) reported an underlying pre-tax profit of E 136 million in the second quarter of 2004 compared to E 108 million in the second quarter of 2003, an increase of 26%. Underlying revenues of E
847 million remained slightly below the second quarter 2003. For the first half of 2004 underlying pre-tax profit was E 291 million, an increase of E
82 million from the first half 2003. During the second quarter, portfolio/fund management revenues in Asset Management suffered from lower performance fees because of continued difficult market conditions in certain countries in Continental Europe and market corrections that impacted the bank's hedge fund business. Additionally, revenues were affected by shifts in the U.K. institutional market away from large-scale balanced portfolios. Invested assets within Asset Management declined by E 15 billion, or 2% from the first quarter 2004. Net asset outflows accounted for E 8 billion of this decline, largely a result of a E 5 billion decline in our institutional distribution channel. We continue to see growth in our alternative investment business with a positive E 1 billion in net new assets. The decline in revenues in Asset Management was partially offset by higher portfolio/fund management revenues in Private Wealth Management, which benefited from higher invested asset levels generated by net new money inflows. Revenues from other products in the second quarter 2004 included a gain from the sale of a collateral obtained on a defaulted loan. AWM's operating cost base was E 711 million in the second quarter of 2004. The decline of E 21 million compared to the second quarter
2003 was mostly attributable to reduced performance-based compensation.

CORPORATE INVESTMENTS GROUP DIVISION

Corporate Investments (CI) reported an underlying pre-tax profit in the second quarter of 2004 of E 128 million, compared to E 30 million in the second quarter of 2003. For the first half of 2004 underlying pre-tax profit was E 20 million compared to a pre-tax loss of E 132 million for the first half 2003. The improvement this year reflected the success of the strategy to de-risk the bank by reducing its exposure to alternative assets. This is evidenced by a 56% reduction in CI's alternative assets to E 2.3 billion at June 30, 2004 compared to E 5.2 billion at the end of the second quarter of 2003. Underlying revenues were E 224 million in the second quarter of 2004 compared to E 265 million in the second quarter 2003. Both quarters included dividend income of approximately E 200 million from the bank's industrial holdings portfolio. The decline in underlying revenues includes the effect of the deconsolidation of Tele Columbus and maxblue Americas, which together contributed combined net revenues of E 51 million in the second quarter of 2003. Reported net revenues of E 276 million in the second quarter of 2004 included net gains from the sale of industrial holdings of E 100 million, net losses from equity method investments and other investments of E 57 million, and net gains related to businesses sold of E 8 million. All of these items are excluded from underlying revenues. CI's operating cost base was E 89 million in the second quarter 2004, including the cost of eliminating excess space resulting from headcount reductions and the sale of businesses totaling E 39 million. Similar charges in the second quarter of 2003 amounted to E 55 million. The decrease of E 141 million in the operating cost base from 2003 also reflected reductions resulting from the sale of Tele Columbus and maxblue Americas as well as project-related costs in 2003.

NOTE REGARDING USE OF "NET INCOME BEFORE REVERSAL OF 1999/2000 CREDITS FOR TAX RATE CHANGES"

Management believes that "Net income before reversal of 1999/2000 credits for tax rate changes" provides a more useful indication of the Bank's financial performance for the reasons described below.

Deutsche Bank's reported "Net income" is impacted by the U.S. GAAP accounting treatment of German tax law changes in 1999 and 2000. The accounting treatment, and the tax law changes, which exempt from income taxes the capital gains on eligible equity securities, are explained in greater detail on pages 4 to 5 of the Financial Report 2003 and on pages 73 to 75 of the SEC Form 20-F of March 25, 2004, which should be read in conjunction with this explanation.

This accounting treatment requires the recognition of an income tax charge (the "Reversal of 1999/2000 credits for tax rate changes") on certain capital gains during the period in which the eligible equity securities are sold, even though such gains are exempt from tax. The charge has no economic effect, and, therefore, does not fully reflect our results.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Supervisory Board of Deutsche Bank Aktiengesellschaft

We have reviewed the accompanying consolidated balance sheet of Deutsche Bank Aktiengesellschaft and subsidiaries (Deutsche Bank Group) as of June 30, 2004, and the related consolidated statements of income and comprehensive income for the three month and six month periods ended June 30, 2004 and 2003, and the related statements of changes in shareholders' equity and cash flows for the six month periods ended June 30, 2004 and 2003. These condensed consolidated financial statements are the responsibility of Deutsche Bank Group's management.

We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying condensed consolidated financial statements for them to be in conformity with U. S. generally accepted accounting principles, except for the presentation of the reversal of 1999/2000 credits for tax rate changes on the consolidated statement of income, which should be presented as a component of income tax expense.

KPMG Deutsche Treuhand-Gesellschaft
Aktiengesellschaft Wirtschaftspruefungsgesellschaft

Frankfurt am Main, July 29, 2004

CONSOLIDATED STATEMENT OF INCOME

INCOME STATEMENT

                                                                      Three months ended                    Six months ended
                                                                ------------------------------      ------------------------------
in E m.                                                         JUN 30, 2004      Jun 30, 2003      JUN 30, 2004      Jun 30, 2003
----------------------------------------------------------------------------------------------------------------------------------
Interest revenues                                                   7,498             7,509            14,226            14,410
Interest expense                                                    6,039             5,837            11,373            11,432
NET INTEREST REVENUES                                               1,459             1,672             2,853             2,978
Provision for loan losses                                             155               340               278               720
-------------------------------------------------------------------------------------------------------------------------------
NET INTEREST REVENUES AFTER PROVISION FOR LOAN LOSSES               1,304             1,332             2,575             2,258
-------------------------------------------------------------------------------------------------------------------------------
Commissions and fees from fiduciary activities                        771               772             1,570             1,602
Commissions, broker's fees, markups on securities
underwriting and other securities activities                          994               896             1,976             1,751
Fees for other customer services                                      603               620             1,225             1,247
Insurance premiums                                                     29                25                60                54
Trading revenues, net                                               1,416             1,529             3,452             3,313
Net gains (losses) on securities available for sale                   153               202               218              (194)
Net income (loss) from equity method investments                       37               (62)              199              (708)
Other revenues                                                        (67)              251                (4)              856
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST REVENUES                                          3,936             4,233             8,696             7,921
-------------------------------------------------------------------------------------------------------------------------------
Compensation and benefits                                           2,489             2,801             5,305             5,383
Net occupancy expense of premises                                     314               296               620               662
Furniture and equipment                                                47                44                92                86
IT costs                                                              428               465               878               938
Agency and other professional service fees(1)                         203               195               373               379
Communication and data services                                       156               160               312               329
Policyholder benefits and claims                                       29                37                78                65
Other expenses(1)                                                     413               503               891               927
Goodwill impairment                                                     -                 -                 -               114
Restructuring activities                                                -               (27)                -               (29)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                                          4,079             4,474             8,549             8,854
-------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAX EXPENSE, CUMULATIVE EFFECT OF
ACCOUNTING CHANGES AND REVERSAL OF 1999/2000 CREDITS
FOR TAX RATE CHANGES                                                1,161             1,091             2,722             1,325
Income tax expense                                                    412               503             1,008               926
-------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGES,
NET OF TAX AND REVERSAL OF 1999/2000 CREDITS FOR TAX
RATE CHANGES                                                          749               588             1,714               399
Cumulative effect of accounting changes, net of tax                     -                 -                 -                 -
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE REVERSAL OF 1999/2000 CREDITS FOR
TAX RATE CHANGES                                                      749               588             1,714               399
Reversal of 1999/2000 credits for tax rate changes                     93                16               116                46
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                            656               572             1,598               353

(1) Litigation & registration related legal fees and operational risk related legal fees have been reclassified from other expenses to agency and other professional service fees. Prior periods have been restated to reflect this change.

EARNINGS PER SHARE

                                                                       Three months ended                   Six months ended
                                                                  -----------------------------      ------------------------------
in E                                                             JUN 30, 2004      Jun 30, 2003      JUN 30, 2004      Jun 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
EARNINGS PER COMMON SHARE
Basic
   Income before cumulative effect of accounting
   changes, net of tax                                               1.31              0.97              3.13              0.60
   Cumulative effect of accounting changes, net of tax                  -                 -                 -                 -
   NET INCOME                                                        1.31              0.97              3.13              0.60
Diluted
   Income before cumulative effect of accounting
   changes, net of tax(1)                                            1.16              0.93              2.83              0.57
   Cumulative effect of accounting changes, net of tax                  -                 -                 -                 -
   NET INCOME                                                        1.16              0.93              2.83              0.57
-------------------------------------------------------------------------------------------------------------------------------
Number of shares in m.
Denominator for basic earnings per share  -
weighted-average shares outstanding                                 500.8             588.3             510.7             587.6
Denominator for diluted earnings per share  -
adjusted weighted-average shares after assumed
conversions                                                         540.2             614.9             554.9             614.8

(1) Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and six months ended June 30, 2004 was each E (0.05).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

STATEMENT OF COMPREHENSIVE INCOME

                                                                       Three months ended                    Six months ended
                                                                 ------------------------------      ------------------------------
in E m.                                                          JUN 30, 2004      Jun 30, 2003      JUN 30, 2004      Jun 30, 2003
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                            656               572             1,598               353
-------------------------------------------------------------------------------------------------------------------------------
Reversal of 1999/2000 credits for tax rate changes                     93                16               116                46
Unrealized gains (losses) on securities available for sale
   Unrealized net gains arising during the period,
   net of tax and other                                               545             1,142               132               264
   Net reclassification adjustment for realized
   net (gains) losses, net of applicable tax and other               (115)             (176)             (172)              377
Unrealized net gains (losses) on derivatives hedging
variability of cash flows, net of tax                                 (38)               15               (22)              (10)
Foreign currency translation
   Unrealized net gains (losses) arising during
   the period, net of tax                                             (37)             (301)              313              (442)
   Net reclassification adjustment for realized
   net (gains) losses, net of tax                                       -                 -                 6               (41)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL OTHER COMPREHENSIVE INCOME                                      448               696               373               194
-------------------------------------------------------------------------------------------------------------------------------
COMPREHENSIVE INCOME                                                1,104             1,268             1,971               547

CONSOLIDATED BALANCE SHEET

ASSETS

in E m.                                                                                          JUN 30, 2004        Dec 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                                               9,993               6,636
Interest-earning deposits with banks                                                                 22,666              14,649
Central bank funds sold and securities purchased under resale agreements                            119,257             112,419
Securities borrowed                                                                                  83,339              72,796
   Bonds and other fixed-income securities                                                          207,957             204,324
   Equity shares and other variable-yield securities                                                 75,244              66,306
   Positive market values from derivative financial instruments                                      62,192              65,460
   Other trading assets                                                                               8,909               9,281
                                                                                                    -------             -------
Total trading assets                                                                                354,302             345,371
Securities available for sale                                                                        21,676              24,631
Other investments                                                                                     7,989               8,570
Loans, net                                                                                          141,880             144,946
Premises and equipment, net                                                                           5,834               5,786
Goodwill                                                                                              6,899               6,735
Other intangible assets, net                                                                          1,170               1,122
Other assets related to insurance business                                                            8,796               8,249
Due from customers on acceptances                                                                       106                  60
Accrued interest receivable                                                                           3,919               3,612
Pending securities transactions past settlement date                                                 12,169              11,082
Other assets                                                                                         49,190              36,950
-------------------------------------------------------------------------------------------------------------------------------
TOTAL ASSETS                                                                                        849,185             803,614

LIABILITIES AND SHAREHOLDERS' EQUITY

in E m.                                                                                          JUN 30, 2004        Dec 31, 2003
---------------------------------------------------------------------------------------------------------------------------------
   Noninterest-bearing deposits                                                                      31,299              28,168
   Interest-bearing deposits                                                                        303,162             277,986
                                                                                                   --------             -------
Total deposits                                                                                      334,461             306,154
   Bonds and other fixed-income securities                                                           78,411              66,685
   Equity shares and other variable-yield securities                                                 26,829              25,382
   Negative market values from derivative financial instruments                                      62,072              61,167
                                                                                                   --------             -------
Total trading liabilities                                                                           167,312             153,234
Central bank funds purchased and securities sold under repurchase agreements                        107,832             102,433
Securities loaned                                                                                    17,343              14,817
Other short-term borrowings                                                                          19,722              22,290
Acceptances outstanding                                                                                 106                  60
Insurance policy claims and reserves                                                                  9,864               9,071
Accrued interest payable                                                                              4,542               3,793
Pending securities transactions past settlement date                                                 15,608              10,390
Other liabilities                                                                                    43,122              53,380
Long-term debt                                                                                       98,520              97,480
Obligation to purchase common shares                                                                  3,551               2,310
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES                                                                                   821,983             775,412
-------------------------------------------------------------------------------------------------------------------------------
Common shares, no par value, nominal value of E 2.56                                                  1,392               1,490
Additional paid-in capital                                                                           11,147              11,147
Retained earnings                                                                                    18,958              20,486
Common shares in treasury, at cost                                                                      (41)               (971)
Equity classified as obligation to purchase common shares                                            (3,551)             (2,310)
Share awards                                                                                          1,518                 954
   Deferred tax on unrealized net gains on securities available for sale relating to
   1999 and 2000 tax rate changes in Germany                                                         (2,712)             (2,828)
   Unrealized net gains on securities available for sale, net of applicable tax
   and other                                                                                          1,897               1,937
   Unrealized net losses on derivatives hedging variability of cash flows,
   net of tax                                                                                           (25)                 (3)
   Foreign currency translation, net of tax                                                          (1,381)             (1,700)
                                                                                                   --------             -------
Total accumulated other comprehensive loss                                                           (2,221)             (2,594)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY                                                                           27,202              28,202
-------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                                          849,185             803,614

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

                                                                                                          Six months ended
                                                                                                  --------------------------------
in E m.                                                                                           JUN 30, 2004        Jun 30, 2003
----------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES
Balance, beginning of year                                                                            1,490               1,592
Retirement of common shares                                                                             (98)               (102)
Balance, end of period                                                                                1,392               1,490
ADDITIONAL PAID-IN CAPITAL
Balance, beginning of year                                                                           11,147              11,199
Net losses on treasury shares sold                                                                        -                 (36)
Balance, end of period                                                                               11,147              11,163
RETAINED EARNINGS
Balance, beginning of year                                                                           20,486              22,087
Net income                                                                                            1,598                 353
Cash dividends declared and paid                                                                       (828)               (756)
Dividend related to equity classified as obligation to purchase common shares                            96                   -
Net gains (losses) on treasury shares sold                                                               81                (364)
Retirement of common shares                                                                          (2,472)             (1,801)
Other                                                                                                    (3)                (85)
Balance, end of period                                                                               18,958              19,434
COMMON SHARES IN TREASURY, AT COST
Balance, beginning of year                                                                             (971)             (1,960)
Purchases of shares                                                                                 (21,754)            (15,147)
Sale of shares                                                                                       20,114              15,185
Shares retired                                                                                        2,570               1,903
Treasury shares distributed under employee benefit plans                                                  -                   1
Balance, end of period                                                                                  (41)                (18)
EQUITY CLASSIFIED AS OBLIGATION TO PURCHASE COMMON SHARES
Balance, beginning of year                                                                           (2,310)               (278)
Additions                                                                                            (1,241)                  -
Deductions                                                                                                -                 278
Balance, end of period                                                                               (3,551)                  -
SHARE AWARDS - COMMON SHARES ISSUABLE
Balance, beginning of year                                                                            2,196               1,955
Deferred share awards granted, net                                                                    1,266                 856
Deferred shares distributed                                                                               -                  (1)
Balance, end of period                                                                                3,462               2,810
SHARE AWARDS - DEFERRED COMPENSATION
Balance, beginning of year                                                                           (1,242)             (1,000)
Deferred share awards granted, net                                                                   (1,266)               (856)
Amortization of deferred compensation, net                                                              564                 299
Balance, end of period                                                                               (1,944)             (1,557)
ACCUMULATED OTHER COMPREHENSIVE LOSS
Balance, beginning of year                                                                           (2,594)             (3,604)
Reversal of 1999/2000 credits for tax rate changes                                                      116                  46
Change in unrealized net gains on securities available for sale, net of applicable
tax and other                                                                                           (40)                641
Change in unrealized net gains/losses on derivatives hedging variability of cash
flows, net of tax                                                                                       (22)                (10)
Foreign currency translation, net of tax                                                                319                (483)
Balance, end of period                                                                               (2,221)             (3,410)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL SHAREHOLDERS' EQUITY, END OF PERIOD                                                            27,202              29,912

CONSOLIDATED STATEMENT OF CASH FLOWS

CASH FLOW STATEMENT

                                                                                                           Six months ended
                                                                                                  --------------------------------
in E m.                                                                                           JUN 30, 2004        Jun 30, 2003
----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                                                            1,598                 353
Adjustments to reconcile net income to net cash used in operating activities
   Provision for loan losses                                                                            278                 720
   Restructuring activities                                                                               -                 (29)
   Gain on sale of securities available for sale, other investments, loans and other                   (306)               (626)
   Deferred income taxes, net                                                                           367                 371
   Impairment, depreciation and other amortization and accretion                                        886               1,996
   Share of net loss (income) from equity method investments                                           (157)                104
Net change in
   Trading assets                                                                                   (24,089)            (46,159)
   Other assets                                                                                     (13,227)            (24,517)
   Trading liabilities                                                                               14,088              24,570
   Other liabilities                                                                                 10,962              22,323
   Other, net                                                                                           828                (529)
-------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                                                (8,772)            (21,423)
-------------------------------------------------------------------------------------------------------------------------------
Net change in
   Interest-earning deposits with banks                                                              (9,829)              9,070
   Central bank funds sold and securities purchased under resale agreements                          (7,015)             (9,043)
   Securities borrowed                                                                              (10,543)            (30,392)
   Loans                                                                                             (3,171)              4,041
Proceeds from
   Sale of securities available for sale                                                             16,021               9,087
   Maturities of securities available for sale                                                        1,975               2,537
   Sale of other investments                                                                            721                 617
   Sale of loans                                                                                      3,978               1,420
   Sale of premises and equipment                                                                        64               1,102
Purchase of
   Securities available for sale                                                                    (18,189)            (11,135)
   Other investments                                                                                   (560)             (1,507)
   Loans                                                                                             (1,826)             (3,768)
   Premises and equipment                                                                              (350)               (433)
Net cash received (paid) for business combinations/divestitures                                         (33)              1,510
Other, net                                                                                               61                 118
-------------------------------------------------------------------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                                               (28,696)            (26,776)
-------------------------------------------------------------------------------------------------------------------------------
Net change in
   Deposits                                                                                          28,337               5,223
   Securities loaned and central bank funds purchased and securities
   sold under repurchase agreements                                                                   7,925              27,718
   Other short-term borrowings                                                                        1,594              13,268
Issuances of long-term debt and trust preferred securities                                           14,190              14,250
Repayments and extinguishments of long-term debt and trust preferred securities                      (9,018)             (8,916)
Purchases of treasury shares                                                                        (21,754)            (15,147)
Sale of treasury shares                                                                              20,188              14,671
Cash dividends paid                                                                                    (828)               (756)
Other, net                                                                                               44                 (34)
-------------------------------------------------------------------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                                            40,678              50,277
-------------------------------------------------------------------------------------------------------------------------------
Net effect of exchange rate changes on cash and due from banks                                          147                (717)
Net increase in cash and due from banks                                                               3,357               1,361
Cash and due from banks, beginning of period                                                          6,636               8,979
Cash and due from banks, end of period                                                                9,993              10,340
Interest paid                                                                                        11,151              11,899
Income taxes paid, net                                                                                  391                 770

BASIS OF PRESENTATION

The accompanying consolidated financial statements as of June 30, 2004 and 2003 and for the three and six months then ended are unaudited and include the accounts of Deutsche Bank AG and its subsidiaries (collectively, the Deutsche Bank Group or the Company). In the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the results of operations, financial position and cash flows have been reflected. Certain prior period amounts have been reclassified to conform to the current presentation. The results reported in these financial statements, which include supplementary information, should not be regarded as necessarily indicative of results that may be expected for the entire year. The financial statements included in this Interim Report should be read in conjunction with the consolidated financial statements and related notes included in the Company's 2003 Annual Report and Form 20-F. Certain financial statement information that is normally included in annual financial statements prepared in accordance with U.S. GAAP has been condensed or omitted. Following is supplementary information on the impact of changes in accounting principles, segment information, supplementary information on the income statement, the balance sheet and other information.

IMPACT OF CHANGES IN ACCOUNTING PRINCIPLES

FSP 106-2

In May 2004, the Financial Accounting Standards Board (FASB) issued Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP 106-2"), which superseded FSP 106-1 issued in January 2004. The Act, signed into law in the U.S. on December 8, 2003, introduces a prescription drug benefit as well as a subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to benefits provided under the Act. FSP 106-2 provides authoritative guidance on the accounting for the effects of the Act and disclosure guidance related to the federal subsidy provided by the Act. The adoption of FSP 106-2 is not expected to have a material impact on our consolidated financial statements.

FSP 129-1

In April 2004, the FASB issued Staff Position No. 129-1, "Disclosure Requirements under FASB Statement No. 129, Disclosure of Information about Capital Structure, Relating to Contingently Convertible Securities" ("FSP 129-1"). FSP 129-1 requires the disclosure provisions of Statement 129 to apply to all existing and newly created contingently convertible securities and to their potentially dilutive effects on earnings per share. Management is currently evaluating the effect the disclosure provisions will have on the annual financial statements.

EITF 03-6

In March 2004, the FASB ratified the consensus reached on EITF Issue No. 03-6, "Participating Securities and the Two-Class Method under FASB Statement No. 128, Earnings Per Share." EITF 03-6 clarifies what constitutes a participating security and requires the use of the two-class method for computing basic earnings per share when participating securities exist. EITF 03-6 is effective April 1, 2004 and requires retroactive adjustment to earnings per share presented for prior periods. The adoption did not have a material impact on our consolidated financial statements.

SAB 105

Effective April 1, 2004, the Group adopted Staff Accounting Bulletin No. 105, "Application of Accounting Principles to Loan Commitments" ("SAB 105"). SAB 105 clarifies the requirements for the valuation of loan commitments that are accounted for as derivatives in accordance with SFAS 133. The adoption of SAB 105 did not have a material impact on our consolidated financial statements.

FIN 46 (REVISED DECEMBER 2003)

Effective March 31, 2004, the Group adopted the revised version of FIN 46, "Consolidation of Variable Interest Entities, an interpretation of ARB No. 51" ("FIN 46(R)"). The FASB modified FIN 46 to address certain technical corrections and implementation issues that had arisen. As a result of the adoption, total assets decreased by E 12.5 billion due to the deconsolidation of guaranteed value mutual funds. The adoption had no impact on net income, however certain offsetting revenues and charges, chiefly trading revenues, net interest revenues and charges against other revenues, are no longer reported in the consolidated statement of income beginning April 1, 2004 due to the deconsolidations.

EITF 03-1

In March 2004, the FASB ratified certain disclosures reached in EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." These decisions establish a common approach to evaluating other-than-temporary impairment for equity securities accounted for at cost, and debt and equity securities available for sale. The impairment recognition provisions are effective July 1, 2004. New disclosures will also be required beginning December 31, 2004, regarding the impairment assessment of equity investments held at cost. Management is currently evaluating the impact this new rule will have on the financial statements.

SEGMENT INFORMATION

The Group's segment reporting follows the organizational structure as reflected in its internal management reporting systems, which are the basis for assessing the financial performance of the business segments and for allocating resources to the business segments.

In the second quarter of 2004 there were no significant changes regarding the organizational structure and management responsibility.

The format of segment disclosure has been modified for the revenue breakdown by product for the Corporate and Investment Bank Group Division to reflect current industry practice. Loan syndication revenues, formerly reported as loan products have now been included within origination (debt).

All prior periods have been restated to conform to the current year's presentation.

In June 2004 the Group's wholly-owned subsidiary european transaction bank ag
(etb), which had been managed under the Private Clients and Asset Management Group Division, was deconsolidated in the course of entering into a securities processing partnership with Xchanging Holdings, which assumes the operational management of the securities, funds and derivatives processing. The etb was transferred to Zweite Xchanging GmbH, an equity method investment under the Corporate and Investment Bank Group Division.

SEGMENTAL RESULTS OF OPERATIONS

THREE MONTHS ENDED                                                            Private Clients and Asset
JUN 30, 2004                                Corporate and Investment Bank             Management
                                           -------------------------------   ----------------------------
                                                        Global               Asset and                                  Total
                                           Corporate    Trans-                 Wealth   Private &           Corporate   Manage-
in E m.                                     Banking &   action                 Manage-  Business              Invest-    ment
(except percentages)                       Securities   Banking     Total      ment      Clients    Total     ments    Reporting
--------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                  2,824        466      3,290        852      1,082     1,934       276      5,500
------------------------------------------------------------------------------------------------------------------------------
Underlying revenues                           2,824        460      3,283        847      1,107     1,954       224      5,462
------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                        71          9         80         (1)        67        66         9        155
Provision for off-balance sheet positions       (67)        (6)       (72)         0          -         0         -        (72)
------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR
CREDIT LOSSES                                     4          3          7         (0)        67        66         9         83
------------------------------------------------------------------------------------------------------------------------------
Operating cost base                           2,104        412      2,515        711        796     1,507        89      4,112
Minority interest                                (1)         -         (1)         0          0         1        (2)        (2)
Restructuring activities                          -          -          -          -          -         -         -          -
Goodwill impairment                               -          -          -          -          -         -         -          -
Policyholder benefits and claims                  -          -          -          4          -         4         -          4
Provision for off-balance sheet positions       (67)        (6)       (72)         0          -         0         -        (72)
------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                    2,036        406      2,441        716        796     1,512        88      4,042
------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE
INCOME TAXES                                    717         51        769        136        219       355       179      1,303
------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
Net gains on securities available for
sale/ industrial holdings including
hedging                                           -          -          -          -          -         -      (100)      (100)
Significant equity pick-ups/net losses
from investments(1)                               -          -          -          -          -         -        57         57
Net (gains) losses from businesses
sold/held for sale                                -         (6)        (6)         -         25        25        (8)        10
Restructuring activities                          -          -          -          -          -         -         -          -
Goodwill impairment                               -          -          -          -          -         -         -          -
------------------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                       717         45        762        136        244       380       128      1,270
------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                           74         88         76         84         74        78        32         75
Underlying cost/income ratio in %                74         90         77         84         72        77        40         75
Assets(2)                                   725,478     19,869    738,459     37,280     77,897   115,103    17,957    843,889
Risk-weighted positions
(BIS risk positions)                        133,264     12,211    145,476     11,439     52,768    64,206    11,398    221,080
Average active equity                        11,724      1,363     13,087      5,125      1,669     6,795     4,031     23,912
Pre-tax return on average active equity
in %                                             24         15         23         11         53        21        18         22
Underlying pre-tax return on average
active equity
in %                                             24         13         23         11         58        22        13         21

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Three months ended                                                            Private Clients and Asset
Jun 30, 2003                                Corporate and Investment Bank             Management
                                           -------------------------------   ----------------------------
                                                        Global               Asset and                                  Total
                                           Corporate    Trans-                 Wealth   Private &           Corporate   Manage-
in E m.                                     Banking &   action                 Manage-  Business              Invest-    ment
(except percentages)                       Securities   Banking     Total      ment      Clients    Total     ments    Reporting
--------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                  3,262        471      3,734        873      1,123     1,996         80      5,810
-------------------------------------------------------------------------------------------------------------------------------
Underlying revenues                           3,262        471      3,734        853      1,123     1,976        265      5,975
-------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                       267         (8)       259          2         72        74          7        340
Provision for off-balance sheet
positions                                         3        (12)        (9)         1          1         3         (1)        (7)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR
CREDIT LOSSES                                   270        (20)       249          3         74        77          6        333
-------------------------------------------------------------------------------------------------------------------------------
Operating cost base                           2,186        441      2,627        732        885     1,617        230      4,474
Minority interest                                 3          -          3          9          1        10         (1)        12
Restructuring activities                        (23)        (4)       (27)         -          -         -          -        (27)
Goodwill impairment                               -          -          -          -          -         -          -          -
Policyholder benefits and claims                  -          -          -          8          -         8          -          8
Provision for off-balance sheet positions         3        (12)        (9)         1          1         3         (1)        (7)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                    2,169        425      2,594        750        888     1,638        227      4,459
-------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES               827         55        882        121        163       284       (155)     1,011
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
Net gains on securities available for
sale/ industrial holdings including
hedging                                           -          -          -          -          -         -        (45)       (45)
Significant equity pick-ups/net losses
from investments(1)                               -          -          -          -          -         -        169        169
Net (gains) losses from business
sold/held for sale                                -          -          -        (12)         -       (12)        61         49
Restructuring activities                        (23)        (4)       (27)         -          -         -          -        (27)
Goodwill impairment                               -          -          -          -          -         -          -          -
-------------------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                       804         50        854        108        163       272         30      1,156
Cost/income ratio in %                           66         93         70         86         79        82        N/M         77
Underlying cost/income ratio in %                67         94         70         86         79        82         87         75
Assets
(as of Dec 31, 2003)(2)                     693,414     16,709    681,722     48,138     78,477   124,606     18,987    795,818
Risk-weighted positions (BIS risk
positions)                                  135,547     14,408    149,955     12,922     49,761    62,682     16,762    229,399
Average active equity                        12,793      1,456     14,249      5,571      1,527     7,098      4,990     26,337
Pre-tax return on average active equity
in %                                             26         15         25          9         43        16        (12)        15
Underlying pre-tax return on average
active equity
in %                                             25         14         24          8         43        15          2         18

N/M - Not meaningful

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

SIX MONTHS ENDED                                                              Private Clients and Asset
JUN 30, 2004                                Corporate and Investment Bank             Management
                                           -------------------------------   ----------------------------
                                                        Global               Asset and                                  Total
                                           Corporate    Trans-                 Wealth   Private &           Corporate   Manage-
in E m.                                     Banking &   action                 Manage-  Business              Invest-    ment
(except percentages)                       Securities   Banking     Total      ment      Clients    Total     ments    Reporting
--------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                  6,284        983      7,267      1,760      2,226      3,986        434     11,687
--------------------------------------------------------------------------------------------------------------------------------
Underlying revenues                           6,284        954      7,238      1,731      2,250      3,982        221     11,441
--------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                       128          5        133         (5)       135        130         15        278
Provision for off-balance sheet positions       (48)        (6)       (54)        (0)        (1)        (1)         -        (54)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR CREDIT LOSSES                80         (1)        79         (6)       135        129         15        224
--------------------------------------------------------------------------------------------------------------------------------
Operating cost base                           4,447        808      5,254      1,444      1,617      3,061        188      8,504
Minority interest                                 -          -          -          2          -          2         (2)        (1)
Restructuring activities                          -          -          -          -          -          -          -          -
Goodwill impairment                               -          -          -          -          -          -          -          -
Policyholder benefits and claims                  -          -          -         29          -         29          -         29
Provision for off-balance sheet positions       (48)        (6)       (54)        (0)        (1)        (1)         -        (54)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                    4,399        802      5,201      1,475      1,616      3,091        186      8,477
--------------------------------------------------------------------------------------------------------------------------------
INCOME BEFORE INCOME TAXES                    1,757        176      1,933        291        474        765        233      2,931
--------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
Net gains on securities available for
sale/industrial holdings including
hedging                                           -          -          -          -          -          -       (150)      (150)
Significant equity pick-ups/net gains
from investments(1)                               -          -          -          -          -          -        (32)       (32)
Net (gains) losses from businesses
sold/held for sale                                -        (29)       (29)         -         25         25        (30)       (35)
Restructuring activities                          -          -          -          -          -          -          -          -
Goodwill impairment                               -          -          -          -          -          -          -          -
--------------------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT                     1,757        147      1,904        291        499        790         20      2,714
--------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                           71         82         72         84         73         78         43         73
Underlying cost/income ratio in %                71         85         73         83         72         77         85         74
Assets(2)                                   725,478     19,869    738,459     37,280     77,897    115,103     17,957    843,889
Risk-weighted positions
(BIS risk positions)                        133,264     12,211    145,476     11,439     52,768     64,206     11,398    221,080
Average active equity                        11,636      1,319     12,955      5,061      1,621      6,682      3,993     23,630
Pre-tax return on average active equity
in %                                             30         27         30         11         59         23         12         25
Underlying pre-tax return on average
active equity in %                               30         22         29         11         62         24          1         23

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

Six months ended                                                              Private Clients and Asset
JUN 30, 2003                                Corporate and Investment Bank             Management
                                           -------------------------------   ----------------------------
                                                        Global               Asset and                                  Total
                                           Corporate    Trans-                 Wealth   Private &           Corporate   Manage-
in E m.                                     Banking &   action                 Manage-  Business              Invest-    ment
(except percentages)                       Securities   Banking     Total      ment      Clients    Total     ments    Reporting
--------------------------------------------------------------------------------------------------------------------------------
NET REVENUES                                  6,351      1,516      7,867      1,759      2,226      3,985       (989)    10,864
--------------------------------------------------------------------------------------------------------------------------------
Underlying revenues                           6,351      1,009      7,360      1,688      2,226      3,914        351     11,624
--------------------------------------------------------------------------------------------------------------------------------
Provision for loan losses                       521         (1)       521          5        167        172         27        720
Provision for off-balance sheet
positions                                       (11)       (29)       (40)         1          2          3         (1)       (38)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL PROVISION FOR
CREDIT LOSSES                                   510        (30)       481          7        169        175         26        682
--------------------------------------------------------------------------------------------------------------------------------
Operating cost base                           4,164        917      5,081      1,460      1,764      3,225        469      8,775
Minority interest                                 5          -          5         12          2         13        (13)         5
Restructuring activities                        (23)        (6)       (29)         -         (1)        (1)         -        (29)
Goodwill impairment                               -          -          -          -          -          -        114        114
Policyholder benefits and claims                  -          -          -         16          -         16          -         16
Provision for off-balance sheet positions       (11)       (29)       (40)         1          2          3         (1)       (38)
--------------------------------------------------------------------------------------------------------------------------------
TOTAL NONINTEREST EXPENSES                    4,135        882      5,017      1,490      1,767      3,257        569      8,843
--------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES             1,695        635      2,329        264        292        556     (1,585)     1,300
--------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)

Net losses on securities available for
sale/ industrial holdings including
hedging                                           -          -          -          -          -          -        347        347
Significant equity pick-ups/net losses
from investments(1)                               -          -          -          -          -          -        884        884
Net (gains) losses from business
sold/held for sale                                -       (508)      (508)       (55)         -        (55)       109       (454)
Restructuring activities                        (23)        (6)       (29)         -         (1)        (1)         -        (29)
Goodwill impairment                               -          -          -          -          -          -        114        114
--------------------------------------------------------------------------------------------------------------------------------
UNDERLYING PRE-TAX PROFIT (LOSS)              1,672        121      1,793        209        291        500       (132)     2,161
--------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio in %                           65         60         64         85         79         82        N/M         82
Underlying cost/income ratio in %                66         91         69         87         79         82        134         75
Assets
(as of Dec 31, 2003)(2)                     693,414     16,709    681,722     48,138     78,477    124,606     18,987    795,818
Risk-weighted positions (BIS risk
positions)                                  135,547     14,408    149,955     12,922     49,761     62,682     16,762    229,399
Average active equity                        13,233      1,487     14,720      5,799      1,515      7,314      5,573     27,608
Pre-tax return on average active equity
in %                                             26         85         32          9         39         15        (57)         9
Underlying pre-tax return on average
active equity in %                               25         16         24          7         38         14         (5)        16

N/M - Not meaningful

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) The sum of corporate divisions does not necessarily equal the total of the corresponding group division because of consolidation items between corporate divisions, which are to be eliminated on the group division level. The same approach holds true for the sum of group divisions compared to Total Management Reporting.

The following tables present the revenue components of the Corporate and Investment Bank Group Division and the Private Clients and Asset Management Group Division for the three and six months ended June 30, 2004 and 2003:

REVENUE COMPONENTS OF THE CORPORATE AND INVESTMENT BANK GROUP DIVISION

                                                   Three months ended              Six months ended
                                              ----------------------------   ----------------------------
in  E m.                                      JUN 30, 2004    Jun 30, 2003   JUN 30, 2004    Jun 30, 2003
---------------------------------------------------------------------------------------------------------
Origination (equity)                                117            105            247            153
Origination (debt)                                  236            225            465            466
----------------------------------------------------------------------------------------------------
TOTAL ORIGINATION                                   353            331            713            619
----------------------------------------------------------------------------------------------------
Sales & Trading (equity)                            535            910          1,327          1,511
Sales & Trading (debt and other products)         1,640          1,756          3,534          3,525
----------------------------------------------------------------------------------------------------
TOTAL SALES & TRADING                             2,175          2,666          4,861          5,037
----------------------------------------------------------------------------------------------------
Advisory                                            117            104            212            224
Loan products                                       259            307            642            688
Transaction services                                460            471            954          1,009
Other                                               (73)          (146)          (114)           291
----------------------------------------------------------------------------------------------------
TOTAL                                             3,290          3,734          7,267          7,867

REVENUE COMPONENTS OF THE PRIVATE CLIENTS AND ASSET MANAGEMENT GROUP DIVISION

                                                                Three months ended                Six months ended
                                                          ----------------------------      ----------------------------
in  E m.                                                  JUN 30, 2004    Jun 30, 2003      JUN 30, 2004    Jun 30, 2003
------------------------------------------------------------------------------------------------------------------------
Portfolio/fund management                                     609             642              1,222           1,258
Brokerage(1)                                                  394             397                848             824
Loan/deposit                                                  596             576              1,185           1,173
Payments, account & remaining financial services(1)           214             201                413             391
Other                                                         121             180                317             340
--------------------------------------------------------------------------------------------------------------------
TOTAL                                                       1,934           1,996              3,986           3,985

(1) Subsequent to the presentation of first quarter results on April 30, 2004, revenues of E 7.1 million have been reclassified from payments, account & remaining financial services to brokerage for the first quarter of 2004. This reclassification had no impact on total revenues and income before income taxes.

RECONCILIATION OF SEGMENTAL RESULTS OF OPERATIONS TO CONSOLIDATED
RESULTS OF OPERATIONS ACCORDING TO U.S. GAAP

                                                                           Three months ended
                                          -------------------------------------------------------------------------------------
                                                      JUN 30, 2004                                   Jun 30, 2003
                                          ----------------------------------------      ---------------------------------------
                                            TOTAL          CONSOLI-                       Total         Consoli-
                                           MANAGE-         DATION &        TOTAL          Manage-       dation &        Total
                                            MENT           ADJUST-        CONSOLI-         ment         Adjust-        Consoli-
in E m.                                   REPORTING         MENTS          DATED        Reporting         ments         dated
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                  5,500            (105)         5,395          5,810             95          5,905
Provision for loan losses                       155               -            155            340              -            340
Noninterest expenses                          4,042              36          4,079          4,459             15          4,474
-------------------------------------------------------------------------------------------------------------------------------
INCOME (LOSS) BEFORE
INCOME TAXES                                  1,303            (141)         1,161          1,011             80          1,091
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                843,889           5,296        849,185        795,818(1)       7,796(1)     803,614(1)
Risk-weighted positions
(BIS risk positions)                        221,080           1,441        222,521        229,399          2,313        231,712
Average active equity                        23,912           1,606         25,519         26,337          2,127         28,464

(1) As of December 31, 2003.

                                                                         Six months ended
                                          -------------------------------------------------------------------------------------
                                                        JUN 30, 2004                                 Jun 30, 2003
                                          ----------------------------------------      ---------------------------------------
                                            TOTAL          CONSOLI-                       Total         Consoli-
                                           MANAGE-         DATION &        TOTAL          Manage-       dation &         Total
                                             MENT          ADJUST-        CONSOLI-         ment          Adjust-       Consoli-
in E m.                                   REPORTING         MENTS          DATED        Reporting         ments         dated
-------------------------------------------------------------------------------------------------------------------------------
Net revenues                                 11,687            (138)        11,549         10,864             35         10,899
Provision for loan losses                       278               -            278            720              -            720
Noninterest expenses                          8,477              71          8,549          8,843             11          8,854
INCOME (LOSS) BEFORE
INCOME TAXES                                  2,931            (209)         2,722          1,300             25          1,325
-------------------------------------------------------------------------------------------------------------------------------
Total assets                                843,889           5,296        849,185        795,818(1)       7,796(1)     803,614(1)
Risk-weighted positions
(BIS risk positions)                        221,080           1,441        222,521        229,399          2,313        231,712
Average active equity                        23,630           1,925         25,555         27,608          1,313         28,921

(1) As of December 31, 2003.

Consolidation & Adjustments reconciles the total results according to management reporting to the consolidated financial statements.

Loss before income taxes was E 141 million in the second quarter of 2004 compared to income before income taxes of E 80 million in the same period last year. The change over last year's second quarter was primarily driven by a significant benefit in 2003 resulting from the asymmetrical accounting treatment of positions in our own stock.

INFORMATION ON THE INCOME STATEMENT

NET INTEREST AND TRADING REVENUES

                                                                    Three months ended                    Six months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      JUN 30, 2004      Jun 30, 2003      JUN 30, 2004      Jun 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
Net interest revenues                                               1,459             1,672             2,853             2,978
Trading revenues, net                                               1,416             1,529             3,452             3,313
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NET INTEREST AND TRADING REVENUES                             2,875             3,201             6,305             6,291
-------------------------------------------------------------------------------------------------------------------------------
BREAKDOWN BY GROUP DIVISION/CIB PRODUCT:
   Sales & Trading (equity)                                           292               779               813             1,290
   Sales & Trading (debt and other products)                        1,478             1,507             3,131             3,158
Total Sales & Trading                                               1,770             2,286             3,944             4,448
Loan products(1)                                                      182               157               408               407
Transaction services                                                  201               221               409               458
Remaining products(2)                                                 (80)             (115)              (84)             (157)
-------------------------------------------------------------------------------------------------------------------------------
Total Corporate and Investment Bank                                 2,072             2,548             4,679             5,155
Private Clients and Asset Management                                  676               630             1,557             1,295
Corporate Investments                                                 180                54               140                31
Consolidation & Adjustments                                           (54)              (31)              (71)             (189)
-------------------------------------------------------------------------------------------------------------------------------
TOTAL NET INTEREST AND TRADING REVENUES                             2,875             3,201             6,305             6,291

(1) Includes the net interest spread on loans as well as the results of credit default swaps used to hedge our loan exposure.

(2) Includes net interest and trading revenues of origination, advisory and other products.

PENSIONS AND OTHER POSTRETIREMENT BENEFITS

                                                                    Pension benefits                 Postretirement benefits
                                                             ------------------------------      ------------------------------
                                                                                     Six months ended
                                                             ------------------------------------------------------------------
in E m.                                                      JUN 30, 2004      Jun 30, 2003      JUN 30, 2004      Jun 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
Service cost                                                          124               151                 4                 2
Interest cost                                                         194               202                 6                 3
Expected return on plan assets                                       (195)             (221)                -                 -
Actuarial loss recognized                                              30                36                 -                 -
Settlement/curtailment                                                  -                (4)                -                 -
Amortization of unrecognized transition
  obligation (asset)                                                    5                (4)                -                 -
-------------------------------------------------------------------------------------------------------------------------------
TOTAL DEFINED BENEFIT PLANS                                           158               160                10                 5
Defined contribution plans                                             78                88                 -                 -
-------------------------------------------------------------------------------------------------------------------------------
NET PERIODIC BENEFIT EXPENSE                                          236               248                10                 5

In addition to the contributions expected for 2004 as disclosed in the Financial Report 2003 on page 98, a special contribution of approximately E
8 million was made in the United Kingdom in June 2004.

As a result, the Group expects to fund its pension schemes in 2004 for a total of approximately E 260 million.

SFAS 123 PRO FORMA INFORMATION

                                                                   Three months ended                    Six months ended
                                                             ------------------------------      ------------------------------
in E m.                                                      JUN 30, 2004      Jun 30, 2003      JUN 30, 2004      Jun 30, 2003
-------------------------------------------------------------------------------------------------------------------------------
Net income, as reported                                               656               572             1,598               353
Add: Share-based compensation expense included in
reported net income, net of related tax effects(1)                    140                50               265               148
Deduct: Share-based compensation expense determined
under fair value method for all awards, net of related
tax effects(1)                                                       (142)              (45)             (269)              (54)
-------------------------------------------------------------------------------------------------------------------------------
PRO FORMA NET INCOME                                                  654               577             1,594               447
--------------------------------------------------------------------------------------------------------------------------------
Earnings per share
   Basic - as reported                                             E 1.31            E 0.97            E 3.13            E 0.60
   Basic - pro forma                                               E 1.31            E 0.98            E 3.12            E 0.76
   Diluted - as reported(2)                                        E 1.16            E 0.93            E 2.83            E 0.57
   Diluted - pro forma(2)                                          E 1.16            E 0.94            E 2.82            E 0.72

(1) Amounts for the three and six months ended June 30, 2004 and 2003 do not reflect any share-based awards related to the 2004 and 2003 performance year, respectively. The majority of our share-based awards are granted on a date shortly after the end of the performance year.

(2) Including effect of derivatives on net income applicable for the calculation of diluted earnings per share. The effect for the three and six months ended June 30, 2004 was each E (0.05).

INFORMATION ON THE BALANCE SHEET

SECURITIES AVAILABLE FOR SALE

                                JUN 30, 2004                            Dec 31, 2003
                    -------------------------------------  ----------------------------------
                                  GROSS
                     FAIR       UNREALIZED                          Gross unrealized
                     VALUE       HOLDING                                holding
                              ---------------  AMORTIZED   Fair     ----------------  Amortized
in E m.                       GAINS    LOSSES    COST      value     gains    losses     cost
---------------------------------------------------------------------------------------------
Debt securities     14,895      241     (195)   14,849     16,813      252     (174)   16,735
Equity securities    6,781    1,868      (30)    4,943      7,818    1,897      (18)    5,939
---------------------------------------------------------------------------------------------
TOTAL               21,676    2,109     (225)   19,792     24,631    2,149     (192)   22,674

PROBLEM LOANS

                                                     JUN 30, 2004                           Dec 31, 2003
                                           ---------------------------------   ----------------------------------
                                           IMPAIRED  NONPERFORMING                         Nonperforming
                                             LOANS    HOMOGENEOUS              Impaired     homogeneous
in E m.                                                  LOANS         TOTAL     loans         loans        Total
Nonaccrual loans                             4,345       1,093         5,438     4,980         1,062        6,042
Loans 90 days or more past due and still
accruing                                        65         269           334        74           306          380
Troubled debt restructurings                    86           -            86       201             -          201
-----------------------------------------------------------------------------------------------------------------
TOTAL                                        4,496       1,362         5,858     5,255         1,368        6,623

ALLOWANCES FOR CREDIT LOSSES

ALLOWANCE FOR ON-BALANCE SHEET POSITIONS              Six months ended
                                                 --------------------------
in E m                                           JUN 30, 2004  Jun 30, 2003
----------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                          3,281       4,317
---------------------------------------------------------------------
Provision for loan losses                             278         720
NET CHARGE-OFFS                                      (766)       (900)
   Charge-offs                                       (837)       (962)
   Recoveries                                          71          62
Allowance related to acquisitions/divestitures          -        (104)
Foreign currency translation                           23        (150)
---------------------------------------------------------------------
BALANCE, END OF PERIOD                              2,816       3,883

ALLOWANCE FOR OFF-BALANCE SHEET POSITIONS                         Six months ended
                                                             ---------------------------
in E m.                                                      JUN 30, 2004   Jun 30, 2003
----------------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR                                        416          485
----------------------------------------------------------------------------------
Provision for credit losses on lending-related commitments        (54)         (37)
Allowance related to acquisitions/divestitures                      -            4
Foreign currency translation                                        3          (11)
----------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                            365          441

LONG-TERM DEBT

in E m.               JUN 30, 2004  Dec 31, 2003
------------------------------------------------
SENIOR DEBT
Bonds and notes
   Fixed rate             47,166        47,364
   Floating rate          37,253        37,217
SUBORDINATED DEBT
Bonds and notes
   Fixed rate             10,129        10,379
   Floating rate           3,972         2,520
----------------------------------------------
TOTAL                     98,520        97,480

OTHER FINANCIAL INFORMATION

VARIABLE INTEREST ENTITIES (VIEs)

The following table includes information on consolidated and significant non-consolidated VIEs under FIN 46(R).

                                                                 Consolidated VIEs            Significant VIEs
                                                                 -----------------    ------------------------------
                                                                    Aggregated         Aggregated        Maximum
JUN 30, 2004, IN E M.                                              total assets       total assets  exposure to loss
--------------------------------------------------------------------------------------------------------------------
Commercial paper programs                                             2,336              17,945         21,136
Guaranteed value mutual funds                                           600               6,591          6,591
Asset securitization and other                                       12,182               1,620            251
Commercial real estate leasing vehicles and closed-end funds          1,069               2,069             94

Substantially all of the consolidated assets of the variable interest entities act as collateral for related consolidated liabilities. The holders of these liabilities have no recourse to the Group, except to the extent the Group guarantees the value of the mutual fund units that investors purchase. The maximum exposure to loss related to the significant non-consolidated guaranteed value mutual funds results primarily from the above mentioned guarantees. The Group's maximum exposure to loss from the commercial paper programs that it has a significant interest in is equivalent to the contract amount of its liquidity facilities. The liquidity facilities create only limited credit exposure since the Group is not required to provide funding if the assets of the vehicle are in default.

FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET CREDIT RISK

in E m.                                                                     JUN 30, 2004   Dec 31, 2003
-------------------------------------------------------------------------------------------------------
Commitments to extend credit
   Fixed rates(1)                                                               22,845        22,318
   Variable rates(2)                                                            85,317        66,566
Financial guarantees, standby letters of credit and performance guarantees      24,577        23,772
----------------------------------------------------------------------------------------------------
TOTAL                                                                          132,739       112,656

(1) Includes commitments to extend commercial letters of credit and guarantees of E 2.3 billion both at June 30, 2004 and December 31, 2003.

(2) Includes commitments to extend commercial letters of credit and guarantees of E 1.1 billion and E 0.8 billion at June 30, 2004 and December 31, 2003, respectively.

VALUE-AT-RISK BY RISK CATEGORY(1)

                                   Value-at-risk         Interest                               Commodity           Foreign
                                       total            rate risk        Equity price risk      price risk       exchange risk
                                  --------------      --------------     -----------------    --------------     --------------
in E m.                           2004      2003      2004      2003      2004      2003      2004      2003     2004      2003
-------------------------------------------------------------------------------------------------------------------------------
Value-at-risk(2)                  87.6      60.0      81.3      52.6      33.0      27.3       7.1       7.1     13.2       6.8
-------------------------------------------------------------------------------------------------------------------------------
Minimum value-at-risk(3)          54.5      32.3      47.7      27.6      19.9      13.0       4.8       3.3      4.8       3.2
Maximum value-at-risk(3)          97.9      72.1      86.2      64.1      40.5      37.0       9.4      16.7     18.4      17.5
Average value-at-risk(3)          74.1      48.4      66.2      45.9      28.9      21.9       7.3       6.4      9.5       7.7

(1) All figures for 1-day holding period; 99% confidence level (CIB trading units only).

(2) Figures for 2003 as of December 31, 2003; figures for 2004 as of June 30, 2004.

(3) Amounts show the bands within which the values fluctuated during the period January 1 to June 30, 2004 and the year 2003, respectively.

CAPITAL ACCORDING TO BIS

in E m.                                                                                 JUN 30, 2004   Dec 31, 2003
-------------------------------------------------------------------------------------------------------------------
TIER I
Common shares                                                                               1,392          1,490
Additional paid-in capital                                                                 11,147         11,147
Retained earnings, equity classified as obligation to purchase common shares,
treasury shares, cumulative translation adjustment, share awards                           15,503         16,459
Minority interests                                                                            669            347
Noncumulative trust preferred securities                                                    3,342          3,287
Other (equity contributed on silent partnership interests)                                    588            572
Items deducted (principally goodwill and tax effect of available for sale securities)     (11,710)       (11,684)
----------------------------------------------------------------------------------------------------------------
TOTAL CORE CAPITAL                                                                         20,931         21,618
----------------------------------------------------------------------------------------------------------------
TIER II
Unrealized gains on listed securities (45% eligible)                                          797            830
Other inherent loss allowance                                                                 487            503
Cumulative preferred securities                                                               853            831
Subordinated liabilities, if eligible according to BIS                                      7,276          6,089
----------------------------------------------------------------------------------------------------------------
TOTAL SUPPLEMENTARY CAPITAL                                                                 9,413          8,253
----------------------------------------------------------------------------------------------------------------
TOTAL REGULATORY CAPITAL(1)                                                                30,344         29,871

(1)  Currently we do not have Tier III capital components.

BIS RISK POSITION AND CAPITAL ADEQUACY RATIOS

in E m.                                      JUN 30, 2004        Dec 31, 2003
-----------------------------------------------------------------------------
BIS risk position(1)                            222,521             215,672
BIS capital ratio (Tier I + II + III)(2)           13.6%               13.9%
BIS core capital ratio (Tier I)                     9.4%               10.0%

(1)  Primarily   comprised  of  credit  risk  weighted  assets.   Also  includes
     market-risk equivalent assets of E 12.5 billion and E 9.5 billion at June 30, 2004 and December 31, 2003, respectively.

(2)  Currently we do not have Tier III capital components.

OTHER INFORMATION

LITIGATION

On December 20, 2002, the U.S. Securities and Exchange Commission, the National Association of Securities Dealers, the New York Stock Exchange, the New York Attorney General, and the North American Securities Administrators Association (on behalf of state securities regulators) announced an agreement in principle with ten investment banks to resolve investigations relating to research analyst independence. Deutsche Bank Securities Inc. ("DBSI"), the U.S. SEC-registered broker-dealer subsidiary of Deutsche Bank, was one of the ten investment banks. Pursuant to the agreement in principle, and subject to finalization and approval of the settlement by DBSI, the Securities and Exchange Commission and state regulatory authorities, DBSI agrees, among other things: (i) to pay $ 50 million, of which $ 25 million is a civil penalty and $ 25 million is for restitution for investors, (ii) to adopt internal structural and operational reforms that will further augment the steps it has already taken to ensure research analyst independence and promote investor confidence, (iii) to contribute $ 25 million spread over five years to provide third-party research to clients, (iv) to contribute $ 5 million towards investor education, and (v) to adopt restrictions on the allocation of shares in initial public offerings to corporate executives and directors. On April 28, 2003, U.S. securities regulators announced a final settlement of the research analyst investigations with most of these investment banks. Shortly before this date, DBSI located certain e-mail that was inadvertently not produced during the course of the investigation. As a result, DBSI was not part of the group of investment banks settling on that day. DBSI has cooperated fully with the regulators to ensure that all relevant e-mail is produced. That effort has been completed. We expect the entire matter to be resolved shortly, and have provided for the current exposures in our financial statements.

Due to the nature of its business, the Group is involved in litigation, arbitration and regulatory proceedings in Germany and in a number of jurisdictions outside Germany, including the United States, arising in the ordinary course of business. Such matters are subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. Although the final resolution of any such matters could have a material effect on the Group's consolidated operating results for a particular reporting period, the Group believes that it should not materially affect its consolidated financial position.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

This document contains non-U.S. GAAP financial measures, including underlying revenues, operating cost base, underlying pre-tax profit, average active equity and related ratios. Set forth below are

-    Definitions of such non-U.S. GAAP financial measures,

- Reconciliation of such measures to the most directly comparable U.S. GAAP financial measure.

DEFINITIONS OF FINANCIAL MEASURES

We use the following terms with the following meanings:

- Underlying revenues: Net revenues less specific revenue items as referred to in the respective tables net of policyholder benefits and claims (reclassified from noninterest expenses).

- Total provision for credit losses: Provision for loan losses plus provision for off-balance sheet positions (reclassified from noninterest expenses).

- Operating cost base: Noninterest expenses less provision for off-balance sheet positions (reclassified to provision for credit losses), policyholder benefits and claims (reclassified to underlying revenues), minority interest, restructuring activities and goodwill impairment.

- Underlying pre-tax profit: Income before income taxes less restructuring activities, goodwill impairment and specific revenue items as referred to in the respective tables.

- Underlying cost/income ratio in %: Operating cost base as a percentage of underlying revenues. Cost/income ratio in %, which is defined as total noninterest expenses as a percentage of total net revenues, is also provided.

- Average active equity: The portion of adjusted average total shareholders' equity that has been allocated to a segment pursuant to the capital allocation framework. The overriding objective of this framework is to allocate adjusted average total shareholders' equity based on the respective goodwill and other intangible assets with indefinite lifetimes as well as the economic capital of each segment. In determining the total amount of average active equity to be allocated, average total shareholders' equity is adjusted to exclude average unrealized net gains on securities available for sale, net of applicable tax and other, and average dividends.

- Adjusted return on average active equity (post-tax) in %: Net income (loss) less the reversal of 1999/2000 credits for tax rate changes and the cumulative effect of accounting changes, net of tax, (annualized) as a percentage of average active equity. Underlying pre-tax return on average active equity in %: Underlying pre-tax profit (annualized) as a percentage of average active equity. Pre-tax return on average active equity in %, which is defined as income before income taxes (annualized) as a percentage of average active equity, is also provided. These returns, which are based on average active equity, should not be compared to those of other companies without considering the differences in the calculation of such ratios. Our capital allocation framework does not allocate all average active equity to the segments. As a result, the weighted average of the segment pre-tax return on average active equity will be larger than the corresponding pre-tax return on average active equity of the Group.

Management uses these measures as part of its internal reporting system because it believes that such measures provide it with a more useful indication of the financial performance of the business segments. The Group discloses such measures to provide investors and analysts with further insight into how management operates our businesses and to enable them to better understand our results. The rationale for excluding certain items in deriving the measures above are provided in our SEC-Form 20-F of March 25, 2004 on page F-73, F-74 and S-12 and in our Financial Report 2003 on page 108 and 109.

RECONCILIATION OF REPORTED TO UNDERLYING RESULTS

Set forth below are the reconciliations to non-U.S. GAAP financial measures starting from the most directly comparable U.S. GAAP financial measures.

                                                             Three months ended      Change       Six months ended        Change
                                                             ------------------      ------      -------------------      ------
                                                             JUN 30,      Jun 30,      in %      JUN 30,      Jun 30,       in %
in E m.                                                       2004         2003                   2004         2003
-------------------------------------------------------------------------------------------------------------------------------
REPORTED NET REVENUES                                        5,395        5,905         (9)      11,549       10,899          6
ADD (DEDUCT)
   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                 (100)         (45)       120         (150)         347        N/M
   Significant equity pick-ups/net (gains) losses
   from investments(1)                                          57          169        (66)         (32)         884        N/M
   Net (gains) losses from businesses sold/
   held for sale                                                10           49        (80)         (35)        (454)       (92)
   Policyholder benefits and claims(2)                         (29)         (37)       (22)         (78)         (65)        20
UNDERLYING REVENUES                                          5,333        6,041        (12)      11,254       11,610         (3)
-------------------------------------------------------------------------------------------------------------------------------
REPORTED PROVISION FOR LOAN LOSSES                             155          340        (54)         278          720        (61)
   Provision for off-balance sheet positions(3)                (72)          (7)       N/M          (54)         (37)        46
TOTAL PROVISION FOR CREDIT LOSSES                               83          333        (75)         224          683        (67)
-------------------------------------------------------------------------------------------------------------------------------
REPORTED NONINTEREST EXPENSES                                4,079        4,474         (9)       8,549        8,854         (3)
ADD (DEDUCT)
   Restructuring activities                                      -           27        N/M            -           29        N/M
   Goodwill impairment                                           -            -        N/M            -         (114)       N/M
   Minority interest                                             2          (12)       N/M            -           (5)       N/M
   Policyholder benefits and claims(2)                         (29)         (37)       (22)         (78)         (65)        20
   Provision for off-balance sheet positions(3)                 72            7        N/M           54           37         46
OPERATING COST BASE                                          4,124        4,459         (8)       8,524        8,736         (2)
-------------------------------------------------------------------------------------------------------------------------------
REPORTED INCOME BEFORE INCOME TAXES                          1,161        1,091          6        2,722        1,325        105
ADD (DEDUCT)
   Net (gains) losses on securities available for
   sale/industrial holdings including hedging                 (100)         (45)       120         (150)         347        N/M
   Significant equity pick ups/net (gains) losses
   from investments(1)                                          57          169        (66)         (32)         884        N/M
   Net (gains) losses from businesses sold/
   held for sale                                                10           49        (80)         (35)        (454)       (92)
   Restructuring activities                                      -          (27)       N/M            -          (29)       N/M
   Goodwill impairment                                           -            -        N/M            -          114        N/M
UNDERLYING PRE-TAX PROFIT                                    1,128        1,237         (9)       2,505        2,186         15

N/M - Not meaningful

(1) Includes net gains/losses from significant equity method investments and other significant investments.

(2) Policyholder benefits and claims are reclassified from "Noninterest expenses" to "Underlying revenues".

(3) Provision for off-balance sheet positions is reclassified from "Noninterest expenses" to "Total provision for credit losses".

RECONCILIATION OF GROUP REPORTED TO UNDERLYING RATIOS

                                                             Three months ended     Change          Six months ended      Change
                                                            ---------------------   ------       --------------------     ------
In E m.                                                     JUN 30,       Jun 30,                JUN 30,      Jun 30,
                                                              2004         2003                   2004         2003
-------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF COST RATIOS
-------------------------------------------------------------------------------------------------------------------------------
REPORTED NONINTEREST EXPENSES                                4,079        4,474         (9)%      8,549        8,854         (3)%
DEDUCT
   Compensation and benefits                                 2,489        2,801        (11)%      5,305        5,383         (1)%
NON-COMPENSATION NONINTEREST EXPENSES                        1,590        1,673         (5)%      3,244        3,471         (7)%
-------------------------------------------------------------------------------------------------------------------------------
ADD (DEDUCT)
   Restructuring activities                                      -           27        N/M            -           29        N/M
   Goodwill impairment                                           -            -        N/M            -         (114)       N/M
   Minority interest                                             2          (12)       N/M            -           (5)       N/M
   Policyholder benefits and claims                            (29)         (37)       (22)%        (78)         (65)        20%
   Provision for off-balance sheet positions                    72            7        N/M           54           37         46%
NON-COMPENSATION OPERATING COST BASE                         1,635        1,658         (1)%      3,220        3,353         (4)%
-------------------------------------------------------------------------------------------------------------------------------
Cost/income ratio                                             75.6%        75.8%      (0.2) ppt    74.0%        81.2%      (7.2) ppt
Underlying cost/income ratio                                  77.3%        73.8%       3.5 ppt     75.7%        75.2%       0.5 ppt
Compensation ratio                                            46.1%        47.4%      (1.3) ppt    45.9%        49.4%      (3.5) ppt
Underlying compensation ratio                                 46.7%        46.4%       0.3 ppt     47.1%        46.4%       0.7 ppt
Non-compensation ratio                                        29.5%        28.3%       1.2 ppt     28.1%        31.8%      (3.7) ppt
Underlying non-compensation ratio                             30.7%        27.4%       3.3 ppt     28.6%        28.9%      (0.3) ppt
-------------------------------------------------------------------------------------------------------------------------------
RECONCILIATION OF PROFITABILITY RATIOS
-------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                     656          572         15%       1,598          353        353%
ADD (DEDUCT)
   Reversal of 1999/2000 credits for tax rate
   changes                                                      93           16        N/M          116           46        152%
   Cumulative effect of accounting changes,
   net of tax                                                    -            -        N/M            -            -        N/M
ADJUSTED NET INCOME                                            749          588         27%       1,714          399        330%
-------------------------------------------------------------------------------------------------------------------------------
AVERAGE SHAREHOLDERS' EQUITY                                28,341       29,841         (5)%     28,381       30,050         (6)%
ADD (DEDUCT)
   Average unrealized net gains on securities
   available for sale, net of tax and average
   deferred taxes relating to 1999 and 2000 tax
   rate changes in Germany                                  (1,614)        (259)       N/M       (1,749)        (132)       N/M
   Average dividends                                        (1,208)      (1,118)         8%      (1,077)        (997)         8%
AVERAGE ACTIVE EQUITY                                       25,519       28,464        (10)%     25,555       28,921        (12)%
-------------------------------------------------------------------------------------------------------------------------------
Return on average shareholders' equity (post-tax)              9.3%         7.7%       1.6 ppt     11.3%         2.3%       9.0 ppt
Adjusted return on average active equity (post-tax)           11.7%         8.3%       3.4 ppt     13.4%         2.8%      10.6 ppt

Pre-tax return on average shareholders' equity                16.4%        14.6%       1.8 ppt     19.2%         8.8%      10.4 ppt
Pre-tax return on average active equity                       18.2%        15.3%       2.9 ppt     21.3%         9.2%      12.1 ppt
Underlying pre-tax return on average active equity            17.7%        17.4%       0.3 ppt     19.6%        15.1%       4.5 ppt

Equity turnover (based on average shareholders'
equity)                                                       76.1%        79.2%      (3.1) ppt    81.4%        72.5%       8.9 ppt
Equity turnover (based on average active equity)              84.6%        83.0%       1.6 ppt     90.4%        75.4%      15.0 ppt
Underlying equity turnover (based on average active
equity)                                                       83.6%        84.9%      (1.3) ppt    88.1%        80.3%       7.8 ppt

Profit margin                                                 21.5%        18.5%       3.0 ppt     23.6%        12.2%      11.4 ppt
Underlying profit margin                                      21.2%        20.5%       0.7 ppt     22.3%        18.8%       3.5 ppt

ppt - percentage points                     N/M - Not meaningful

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                DEUTSCHE BANK AKTIENGESELLSCHAFT

Date:    July 30, 2004

                                       By:    /s/ Krekeler
                                          ------------------------
                                       Name: Hans-Dirk Krekeler
                                       Title: General Counsel to the
                                                Board of Managing Directors

                                       By:    /s/ Anthony Di Iorio
                                          ------------------------
                                       Name:    Anthony Di Iorio
                                       Title:   Group Controller